EXECUTION COPY

PROMISSORY NOTE

U.S. $1,000,000 July 26, 2006

FOR VALUE RECEIVED, the undersigned, ICF Corporation, a Delaware corporation ("Borrower"), HEREBY PROMISES TO PAY to the order of Peter Graf (together with his successors and assigns, "Holder"), the amount of One Million Dollars (U.S. $1,000,000) on November 30, 2007.

1. Payments. This Note is due and payable in full, together with all accrued and unpaid interest thereon, on November 30, 2007 (the "Maturity Date") and may be prepaid at any time in whole or in part from time to time without penalty or premium. The principal of, and interest on, this Note is payable in lawful money of the United States of America and in same day funds, without abatement, reduction, deduction, counterclaim, recoupment, defense or setoff, to Holder at such account as Holder may designate.

2. Interest. Interest on this Note shall accrue beginning on July ___, 2006 and shall be payable on the Maturity Date. Interest shall accrue at a rate per annum (the "Interest Rate") equal to the "prime rate" published in The Wall Street Journal from time to time, plus two percent (2%). The prime rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate, each change to be effective as of the day of the change in such rate. Notwithstanding the above, the Interest Rate shall in no event be less than six and seventy five one hundredths percent (6.75%). Interest on this Note shall be computed on the basis of a 360-day year and actual days elapsed.

3. Holder Rights. Following the default in any payment due hereunder, Holder is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any indebtedness at any time owing by Holder to or for the credit or the account of Borrower against any and all of the obligations of Borrower now or hereafter existing under this Note, irrespective of whether or not Holder shall have made any demand under this Note. Holder agrees promptly to notify Borrower after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of Holder under this Section 3 are in addition to other rights and remedies (including, without limitation, other rights of setoff) which Holder may have.

If this Note is given to an attorney for collection, or if suit is brought for collection, or if it is collected through probate, bankruptcy, or other judicial proceeding, then Borrower shall pay Holder all costs of collection, including reasonable attorney's fees and court costs, in addition to other amounts due.

4. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT STATE.

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ICF CORPORATION

By: ______________________

Name: Janice B. Fuellhart

Title: Chief Executive Officer